September 14, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jessica Livingston

Re: MidWestOne Financial Group, Inc.
Request for Acceleration of Effectiveness of Form S-4
SEC File No. 333-248574 (“Registration Statement”)

Dear Ms. Livingston:

On behalf of MidWestOne Financial Group, Inc., as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement be accelerated so that it will become effective at 10:00 a.m. (Washington, D.C. time) on Thursday, September 17, 2020, or as soon as practicable thereafter.

Feel free to telephone Emily Henkel of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-5191 with any questions or comments.

Very truly yours,

MidWestOne Financial Group, Inc.

/s/ Barry S. Ray
Barry S. Ray
Senior Executive Vice President and Chief Financial
Officer